Dynamic Leisure Corporation

5680A W. Cypress Street

Tampa, FL 33607

813-877-6300

September 13, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mr. Max A. Webb, Assistant Director

Dear Mr. Webb:

On behalf of Dynamic Leisure Corporation (the “Company”), please accept the following responses in connection with your comments dated May 12, 2006. For the sake of clarity, we have italicized the Commissions comments.

General

1.

You need to rewrite your prospectus so that it emphasizes the information which is material to an investment decision now. Currently, much of the more material information appears to be added onto descriptions of material whose relevance to a current investment decision is limited or even non-existent.

The Company has significantly rewritten the prospectus to emphasize current material information.

2.

Please note that post-effective amendments are referred to as post-effective amendment no. to registration statement on Form SB-2; only pre-effective amendments are referred to as SB-2/A. Revise your cover page and signature page accordingly.

The Company has revised the cover page and signature page in the second post-effective amendment to the registration statement on Form SB-2 according to this comment.

3.	You refer repeatedly to resales. Please note that the Securities Act registers sales, not “resales” and revise accordingly.

The Company has written the second post-effective amendment to the registration statement on Form SB-2 to remove the term “resales” in favor of the appropriate term “sales.”

Forward-Looking Statements, page 1

4.	Please note that the safe harbor does not include securities traded on the bulletin board. Either delete the safe harbor language here or revise to clarify that it does not include your securities.

The Company has deleted the safe harbor language from the second post-effective amendment to the registration statement on Form SB-2.

Prospectus Summary

5.

We note from page 3 that warrants are exercisable from $3.00 per share to $7.50 per share. However, the calculation of registration fee table appears to indicate that warrants may be exercisable for up to $7.55 per share. Please revise as appropriate and ensure that your disclosure is consistent throughout the document.

The Company has written the second post-effective amendment to indicate consistently that warrants may be exercisable up to $7.50 per share. See page ii. This scrivener’s error does not affect the registration fee, previously paid.

6.	Please disclose the revenues and net income for Dynamic Leisure Group for the most recent audited period to provide a financial snapshot of your company.

The Company has included in the Prospectus Summary revenues and net income for Dynamic Leisure Group, Inc., n/k/a Dynamic Leisure Group North America, Inc., for the most recent audited period. See page 4. In addition, the Company has attached as exhibits to the second post-effective amendment the most recent financial statements so as to disclose the revenues and net income for that subsidiary corporation.

Risk Factors, page 5

7.	Please put the risk factor headings in bold and eliminate the all capital headings which hurt readability.

In compliance with Regulation S-T, 232.307, provisions requiring presentation of information in bold face type shall be satisfied in an electronic format document by presenting such information in capital letters. The Company will however use bold lettering in printing the final prospectus.

We operate in the highly competitive, page 7

8.

Please revise to explain what Global Distribution Systems is and why it controls the computer. Also please explain why vertical integration with Global Distribution Systems would benefit your competitors.

The Company has written the second post-effective amendment to explain global distributions systems and why vertical integration could benefit competitors. See page 9.

If we fail to create and increase, page 8

9.

You indicate in the heading to this risk factor that you need to create brand recognition but only refer to maintaining and enhancing that recognition in the body of the risk factor. Please revise to indicate the extent of you current brand recognition.

The Company has written the second post-effective amendment to indicate the extent of its current brand(s) recognition. See page 9.

Interruption in service from third parties, page 9

10.	Briefly describe what Sabre, Inc. is and the functions it performs for the company.

The Company has written the second post-effective amendment to describe SABRE and the functions it performs for the Company. See page 10.

Our success depends upon implementing, page 9

11.

Please identify the two wholesale travel companies recently acquired and describe what types of companies you plan to acquire in the near future. Also, briefly describe what TourScape is and what functions it performs for the company.

The Company has written the second post-effective amendment to identify the three wholesale travel companies recently acquired, to describe the types of companies it plans to acquire in the near future, and to describe TourScape and its functions. See page 11.

Rapid technological changes, page 10

12.	Briefly describe what “supplier link technology” is and what functions it performs for the company.

The Company has written the second post-effective amendment to describe “supplier link technology” and its functions. See page 11.

Although the company continues, page 14

13.

This risk factor appears to introduce the four risk factors that follow dealing with certain intellectual property rights of the company. The rights discussed are for air UniVane compressors, hydrogen circulators, and related technology, and the license granted for these items to Parker-Hannifin Corporation. Please briefly explain what these items are and how they relate to fuel cell systems. Please explain in an appropriate place when and why you changed business plans.

The Company has written the second post-effective amendment to describe the intellectual property rights held by the Company and why the Company changed business plans. See page 15.

Determination of Offering Price, page 16

14.	We suggest omitting this section for the reason you give in the first sentence.

The Company has deleted the section titled “Determination of Offering Price” from the second post-effective amendment.

Background of the Transactions, page 16

15.

We note that your disclosure regarding the convertible promissory notes does not indicate a quantity of shares issuable upon conversion. The cover page of the prospectus indicates that this quantity is 163,500. Please revise to include the quantity here, as well.

The Company has written the second post-effective amendment to indicate that 163,500 shares may be issuable upon conversion of certain promissory notes. See page 16.

Selling Security Holders, page 17

16.	Please indicate how each of the selling security holders listed on page 18 obtained his or her shares.

The Company has written the second post-effective amendment to indicate that the selling security holders listed on pages 17 and 18 obtained their shares through several subscription agreements. See page 18.

Plan of Distribution, page 19

17.	Please identify the two selling security holders in regard to the subscription agreement and modification and waiver agreement referenced at the bottom of page 20.

The Company has written the second post-effective amendment to identify the two selling security shareholders in regard to the Subscription Agreement and Modification and Waiver Agreement. See page 20.

Security ownership of certain beneficial owners and management, page 24

18.

You indicate that there are 9,331,016 shares of common stock currently outstanding, while at the top of page 3 you indicate that 1,118, 766 shares are outstanding. Please revise as appropriate and ensure that you disclosure is consistent throughout the document, or advise.

The Company has written the second post-effective amendment to indicate consistently the 11,298,174 shares of common stock now currently outstanding. See pages 3 and 24.

19.	You indicate under the heading “Officers and Directors as Group” on page 25 that this includes five persons. However, only four persons are listed here. Please revise accordingly or advise.

The Company has written the second post-effective amendment to indicate the current number of “Officers and Directors as Group,” which is now three as a result of the resignation of Thomas Busch on June 5, 2006. See page 25.

Description of Business, page 29

20.

We note that you include a discussion of your historical business before a discussion of your current business. Please revise this section so that it begins with your current business, with a description of you historical business following. Alternatively, shorten your business history by including only what is relevant to an investment decision today.

The Company has significantly written the second post-effective amendment so that the Description of Business begins with the Company’s current business. The portion of the Business section addressing our business history has also been shortened. See pages 29-32.

21.

Please note that this section is supposed to present a description of your company that is accurate at the time of effectiveness. You need to substantially revise this entire section to achieve this goal. You can discuss your plans and hopes but you need to indicate clearly that they are not a current description of your operations and you need to discuss the steps that will be necessary to realize them, including your estimated cost for each step and, if practicable, your timeline. This information will assist investors in making an evaluation of your company. Some of our comments below are designed to assist you in this process.

The Company has revised this section substantially in the second post-effective amendment, as requested. See pages 30-32.

Company history, page 30

22.

In the third paragraph, you reference a license agreement with Parker-Hannifin Corporation “that is described above.” However, the section describing this agreement is on page 31. Please revise accordingly.

As a result of the substantial revision to the second post-effective amendment, the description of the license agreement with the Parker-Hannifin Corporation has been significantly curtailed due to its lack of relevance or materiality. See page 30.

DynEco UniVane ® compressor and hydrogen circulator, page 31

23.

You state that UniVane devices “are more reliable and efficient”, “offer higher flow at lower pressures”, and “produce a greater flow while utilizing about one half the energy” of other such devices on the market. Please provide a basis for these statements. Alternately, delete.

The Company has deleted these descriptive references to the UniVane devices from the second post-effective amendment due to their lack of relevance or materiality.

Current business – travel operations, page 35

24.

You indicate that you have “developed specialized knowledge and experience concerning certain geographic destinations”. Please specify these destinations and indicate what expertise you have acquired and how you have acquired it. Also, clarify, if true, that others may have similar expertise.

The Company has written the second post-effective amendment to indicate the geographic destinations for which it has specialized knowledge and experience, and to indicate that competitors may have similar expertise. See page 31.

25.

You state that you have “established relationships with travel suppliers that enable us to offer a large inventory base at competitive rates.” You provide some additional detail of these contractual relationships at the top of page 37. Disclose whether these arrangements are exclusive with you. If some are, disclose the number of suppliers with whom you have exclusive arrangements.

The Company has written the second post-effective amendment to explain that its relationships with travel suppliers are not exclusive. See page 33.

26.

You indicate that you focus on “travel products, such as vacation packages, tours and cruises, which traditionally have had higher margins than airline ticket sales.” Please indicate how many such travel packages you currently offer exclusively.

The Company has written the second post-effective amendment to indicate that the Company’s true dynamic packaging allows customers to bundle air, land and car products to create vacation packages unique to each customer, although the products themselves are not exclusive to the Company. See page 33.

27.	In the next amendment please describe your TourScape product.

The Company has written the second post-effective amendment to describe the TourScape product. See pages 32.

28.

Please revise to provide the basis for your belief that you are “well-positioned” to take advantage of growth in travel business. You might disclose the number of hits on your websites per month and the size of your advertising budget for the current fiscal year to help provide the basis.

The Company has written the second post-effective amendment to provide the basis for its belief that the Company is well-positioned to take advantage of growth in travel business. See page 31.

29.

You indicate that websites are integral to your business strategy. Please indicate how many websites you have, how long they have been in operation, and how successful they have been in generating business.

The Company has revised the post-effective amendment to indicate that the Company, by virtue of its acquisitions (in particular the acquisition of Changes in L’Attitudes, Inc.), owns over 100 websites, most in operation for a minimum of five years, which have been the primary generator of business for the acquired subsidiaries. See page 31.

30.

We note from pages 40 and 41 that you have acquired three companies in 2006, including a car rental company and two travel companies. Please describe, to the extent possible, in this section the result achieved since these acquisitions occurred, and including the number and dollar amount of travel sales and car rentals.

The Company has written the second post-effective amendment to indicate the results achieved since the acquisitions occurred, including the monetary value of travel sales and car rentals. See page 36 and attached financial statements.

31.	See the third full paragraph on page 38. Disclose the number of ecommerce companies with which you have established your affiliate program and name them.

The Company has written the second post-effective amendment to indicate that we do not have any affiliate links as of this date but anticipate beginning affiliate programs with e-commerce companies in Fall 2006. See page 34.

Intellectual property, page 29

32.	Please describe any patents, trademarks, licenses, franchises, concessions, or royalty agreements, including duration.

The Company has written the second post-effective amendment to describe the licensing agreement with the Parker-Hannifin corporation and the lack of revenues therefrom. See page 30.

Casual Car General Service Agreement, page 40

33.

Disclose how your fee is calculated under this agreement and, if possible, how many transactions you have done under it so far so that investors can form a judgment of how this alters your business prospects.

The Company has written the second post-effective amendment to indicate the terms and results of the Casual Car General Service Agreement, as well as the impact of that Agreement on the Company’s ability to bundle air, land and car products, so that investors can form a judgment of how the Agreement affects the Company’s business prospects. See page 36.

Shareholders of record, page 49

34.	Disclose the number of shareholders of record.

The Company has revised the post-effective amendment to indicate that there are now currently 695 shareholders of record. See page 48.

Information related to outstanding shares, page 49

35.

You indicate that the resale of 134,167 shares is covered by a registration statement filed on Form SB-2 (SEC File No. 333-112585). Please advise as to why no post-effective amendment appears to have been filed to reflect the fundamental changes that occurred to the company in January 2006. Refer to Item 512 (a)(ii) of Regulation S-B.

The Company shall file, as soon as possible upon effectiveness of the subject registration statement, as amended, a post-effective amendment to the registration statement filed on Form SB-2 (SEC File No. 333-112585), to reflect the SEC’s current and continuing comments to the Company’s filings. At that time, the Company shall also file an amendment to the registration statement filed on May 12, 2006 (SEC File No. 333-134068) also to reflect the SEC’s comments and the Company’s ongoing business. It is expected that these amendments will be filed in September 2006.

Securities authorized for issuance under equity compensation plans, page 50

36.

The table at the top of page 51 indicates that 3,333 securities are available for future issuance under the 1993 Corporate Stock Option Plan. However, in you narrative on the 1993 Corporate Stock Option Plan, you state that “[n]o incentive stock option may be granted under the plan after April 30, 2003.” In addition, the number of securities to be issued pursuant to outstanding options and warrants as provided in the table does not match the numbers in you narrative under “other plans” on page 53. Please revise as appropriate to ensure that your disclosure is consistent.

The Company has written the second post-effective amendment to correct information and references regarding the 1993 Corporate Stock Option Plan. See page 50.

Summary compensation table, page 54

37.

We note that you list zero options granted to Thomas C. Edwards in 2005 in the summary compensation table, yet the table entitled “option grants in last fiscal year” on page 51 indicates that 3,330 options were granted to Mr. Edwards in 2005. Please revise as appropriate to ensure that your disclosure is consistent.

The Company has written the second post-effective amendment to correct inconsistencies in the descriptions of options granted to Thomas C. Edwards in 2005. See page 53.

38.	Please describe any compensation provided to directors. Refer to Item 402 (f) of Regulation S-B.

The Company has written the second post-effective amendment to explain that on August 31, 2006 Director Len Sculler was given a one-time grant of 200,000 shares of common stock, but no other compensation is provided to Company directors (although two directors are compensated for their duties as officers and employees). See pages 22 and 53.

Financial Statements, page 54

39.	Reposition the financial statements here so they are a part of the prospectus.

The Company has repositioned the financial statements in the second post-effective amendment to be part of the prospectus. The financial statements are now located within the prospectus.

Recent sales of unregistered securities, II-2

40.	Please identify the consulting firm who received 10,000 shares of company stock mentioned on page II-7.

The Company has revised the post-effective amendment to identify the consulting firm who received 10,000 common stock warrants; to wit: Investors Stock Daily. See page II-7.

Exhibits and financial statement schedules, page II-9

41.

Please provide an updated legal opinion in Exhibit 5 that reflects the company’s 1:30 reverse stock split on March 3, 2006. Also please reflect in the legal opinion that your opinion is based on the law of Minnesota, the state where the company is incorporated.

The Company has attached an updated legal opinion to the second post-effective amendment, reflecting the 1:30 reverse stock split and Minnesota law.

Additional Information, II-13

42.	Please provide the current address for the Security and Exchange Commission, which is 100 F Street, N.E., Washington, DC 20549.

The Company has written the second post-effective amendment to include the current address for the Securities and Exchange Commission. See page II-21.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Research and Development, page F-10

43.

Based on your disclosure of page F-10, it appears that only $1,771 and $6,819 included in General and administrative expense was consider R&D costs for 2005 and 2004, respectively. However, your disclosure on page 34 indicates that you spent approximately $100,383 and $145,171 in 2005 and 2004, respectively, on R&D activities. Please reconcile and revise these disclosures.

The Company has written the second post-effective amendment to correct the disclosures from page F-10 to be consistent with the disclosures from prior page 34. See page F-34.

Note 6. Convertible Promissory Notes and Warrants, page F-15

44.

We note from your disclosure that, as a result of your default, your convertible promissory notes are classified as current liabilities at December 31, 2005, which in the even of default are subject to a redemption clause that requires you to pay a premium on top of the balance of your loan, as described in paragraph 2 of page F-15. We also note from your disclosure in note 13 on page F-26 that you paid a total of approximately $245,250 to note holders, consisting of a premium in the amount of approximately $81,750 and principal amount of $163,500. Based on the above, it appears that an estimated amount for the above-mentioned premium should have been recognized as additional debt at December 31, 2005, based on the criteria of paragraph 8 of SFAS No. 5. Additionally, to the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with each of these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of SFAS No. 5.

We have restated the 2005 financials for DynEco to accrue the actual premium paid of $78,503. The estimated amount of $81,750 was based on the beginning amount of the note, the actual of $78,503 was based on paying 50% of the remaining note at January 13, 2006. The first quarter financials for Dynamic Leisure were also restated to reflect the premium being accrued before the recapitalization. There were no other matters to disclose under SFAS 5.

45.

We note from your disclosure that the warrants issued in connection with your convertible promissory note at March 2, 2005 were valued based on a common stock price of $.12 (based on quoted trade price). Please clarify whether this price has been adjusted for the 1:30 reverse stock split that was effective on March 3, 2006. If not, please revise this price to give retroactive effect to the reverse stock split. If so, please explain why this price does not fall within the range of high and low prices for the first quarter of 2005 on page 49.

The common stock price erroneously stated as $0.12 has been revised to the post-reverse price of $3.60.

Note 10. Stockholders’ Deficit, page F-20

46.

Reference is made to your common stock warrants disclosure on page F-20 and F-21. Please revise Note 10 to include the disclosures required by paragraph 47 (b) and (c) and paragraph 48 of SFAS No. 123 for your common stock warrants and stock options. In addition, for those warrants issued in 2005 in transactions other than the convertible notes issuance described in Note 6, please explain how you accounted for and classified the warrant transactions in your 2005 financial statements.

Under Note 10, “Stock-Based Compensation Plans,” the second table discloses all information required in SFAS 123 paragraphs 47(a) and (b). The quantity exercisable at year end for the latest balance sheet at December 31, 2005 is disclosed above the first table as “the Company had the following non-qualified options outstanding and exercisable as follows: (i.e., all outstanding options are exercisable at year end. This is also disclosed below the table.)

The paragraph 47(c) requirement of SFAS 123 is addressed in Note 10, paragraph 1, under “Common Stock Issued for Debt and Services” and subsequent paragraphs for stock issued for services.

The first table discloses all information required under paragraph 48 of SFAS 123.

Included in the financial statements filed with the prospectus in the second post-effective amendment is a paragraph indicating that the Company issued 19,167 options to non-employees and recorded $56,925 of expense. This valuation was done using a Black-Scholes model with a risk free interest rate of 3.9%, an expected life of 3.0 years, a volatility of 294% and no expected dividends. See page F-44.

The Company also added a paragraph to indicate that 23,333 options were granted to employees at zero compensation expense in 2005 and 3,333 options at zero compensation expense in 2004.

Note 13. Subsequent Events

Modification and Waiver Agreement Dated January 13, 2006, page F-26

47.

We note your disclosure on page F-26 that per your modification and waiver agreement your notes are convertible at $.75 per share, subject to certain adjustments. Please revise your notes to your financial statements to specify the nature and amount of the “certain adjustments” to the conversion price of $.75 per share under the terms of your modification and waiver agreement. Your disclosure should be similar to the disclosed on page 4 of your 8-K dated January 13, 2006.

The Company has revised the notes to the financial statements filed with the prospectus in the second post-effective amendment to indicate that these adjustments would occur if the Company issues common shares lower than $0.75 per share or the right to buy shares at a rate lower than $0.75 per share, and to reflect the occurrence of a forward or reverse common stock split, corporate reorganization or certain other corporate events. See page F-50.

Stock Exchange Agreement dated January 13, 2006

48.

We note from the disclosures in Note 13 to your consolidated financial statements that the Company issued 197,000 shares of Series A Preferred Stock in exchange for all of the outstanding shares of Dynamic Leisure. We also note that the Series A Preferred shares provide the shareholders of Dynamic with voting rights over approximately 83% of the Company’s outstanding voting shares, as they were convertible into 6,566,667 common shares of the Company when its articles of incorporation were revised to increase the Company’s authorized shares. We further note that the former management of the Company is being replaced by designees of Dynamic Leisure Group, Inc. and that the transaction is being treated as a recapitalization of Dynamic Leisure Group, Inc.

Based on the facts and circumstances noted above, Dynamic Leisure appears to be the accounting acquirer in this transaction pursuant to the guidance in paragraph 15 through 19 of SFAS No. 141. As such, and because the financial statements in your Form SB-2 require updating at this time, please revise the registration statement to include audited and interim financial statements for Dynamic Leisure, the accounting acquirer (and effectively the registrant as a result of the recapitalization transaction), for all periods required by Item 310(a) and (b) of Regulation S-B. The financial statements of DynEco Corporation should continue to be included in the registration statement for the periods specified in Item 310(c) of Regulation S-B and should be updated through the latest interim period presented for the registrant, Dynamic Leisure.

The Company has revised the post-effective amendment to include the required financial statements within the prospectus.

49.

In a related matter, please revise the “Management’s Discussion and Analysis” section of the document to include a discussion regarding the results of operations of Dynamic Leisure for all periods presented, since they are now effectively the registrant as a result of the recapitalization transaction. Your “Critical Accounting Estimates” discussion should also be revised to address the critical accounting policies and estimates of Dynamic Leisure rather than those of the Company. Additionally, MD&A and your footnotes should be revised to discuss the recapitalization transaction and its impact on your financial statement presentation.

The Company has written the second post-effective amendment to include a discussion of the results of operations of Dynamic Leisure for all periods presented, to address critical accounting policies and estimates of Dynamic Leisure, and to discuss the recapitalization transaction and its impact on the financial statement presentation. See pages 38-40 and pages F5-F8.

50.

We note that Changes in L’Attitudes, Inc. (“CLA”) and Island Resort Tours, Inc. (“IRT”)/International Travel and Resorts, Inc. (“ITR”) exceed 40% of at least one of the conditions specified in Item 310(c)(2) of Regulation S-b. As a result, please include in a post-effective amendment to your Form SB-2 registration statements the financial statements for CLA and IRT/ITR in accordance with Item 310(c) of Regulation S-B. Please incorporate the below comments associated with your Form 8-K/A dated February 8, 2006 in your revised filing. Also, please provide pro forma financial information in a post-effective amendment as required in Item 310(d) of Regulation S-b. Your pro forma statements of operations should give effect to all events that are directly attributable to the recapitalization transaction, modification and waiver agreement, and the above acquisitions, with detail footnote disclosure for each individual pro forma adjustment. The pro forma information should also give effect to the January 13, 2006 financing transaction. Each of your footnotes should include, but should not be limited to, a description of the significant assumptions used in the calculation of each pro forma adjustment. Additionally, if a transaction is structured in such a manner that significantly different results may occur, as mentioned in your footnote “a” to your pro forma financial information in your Form 8-K/A dated February 8, 2006, additional pro forma presentations should be made which give effect to the range of possible results.

The Company has written the second post-effective amendment to comply with this comment. See page F-22.

Casual Car General Service Agreement

51.

Please tell us how you considered the guidance in EITF 98-3 and Rule 11-01(d) of Regulation S-X in determining whether the acquisition of Casual Care General Services Agreement represented the acquisition of a business for which audited financial statements and pro forma financial information should be included in the registration statement in accordance with Items 310(c) and (d) of Regulation S-B. Also, since it appears that you did not account for the transaction as the acquisition of a business, please tell us and disclose in your financial statements how this transaction was reflected in Dynamic Leisure’s financial statements.

The Company has revised the financial statements included within the prospectus filed with the second post-effective amendment to indicate that the Casual Car General Service Agreement (GSA) was accounted for as a purchase of assets. According to EITF 98-3, “If all but a de minimis amount (say 3 percent) of the fair value of the transferred set of activities and assets is represented by a single tangible or identifiable intangible asset, the concentration of value in the single asset is an indicator that an asset rather than a business is being received.” In the Casual Car GSA purchase the amount valued for the GSA was over 99% of the purchase amount. In addition, no employees were obtained in the transaction. The operation was in a start up mode and had yet to build a customer base or methods of operation. As for the accounting, “Intangible Assets” was debited for $348,413, “other current assets” was debited for $1,587 and “note payable” was credit for $350,000. This accounting is already disclosed in Note 13 of our March 31, 2006 and June 30, 2006 consolidated interim financial statements. We have amended Note 13 of the December 31, 2005 DynEco financial statements as well to discuss the accounting treatment. See pages 36 and F-19.

Separation Agreement Dated January 13, 2006

52.

Tell us and quantify in Note 13 the impact to DynEco of transferring the furniture and equipment located in Rockledge, Florida, and any related obligations, to Mr. Edwards under the terms of the separation agreement.

The Company has rewritten Note 13 in the second post-effective amendment for both the restated DynEco Corporation financials for the year ended December 31, 2005 and the Dynamic Leisure Corporation financials for the restated period ended March 31,2006 and the period ended June 30,2006 to quantify the business impact resulting from the transfer of furniture and equipment located in Rockledge, Florida. The furniture and equipment transferred included heavy manufacturing equipment that was not relevant to the Company’s new business strategy and could not be moved without incurring material expense. In addition, Dr. Edwards agreed to take over the debt associated with this furniture and equipment. The transfer resulted in $33,418 reduction in the assets acquired from DynEco in the recapitalization. See page F-23. See the expanded disclosure in Notes 13 of each of the December 31, 2005 restated DynEco Corporation financial statements, the March 31, 2006 restated Dynamic Leisure Corporation financial statements, and the June 30, 2006 Dynamic Leisure Corporation financial statements.

Modification and Waiver Agreement dated January 13, 2006

53.

Please tell us and explain in Note 13 how you valued and accounted for the issuance of 200,000 shares of common stock and the modifications made to the warrants held by the convertible note holders, in connection with the modification and waiver agreement executed on January 13, 2006.

The Company has revised its filing to indicate that the shares were valued at $0.90, which was the market value of the shares on January 13, 2006. The loss on extinguishment of debt was charged with the offsetting credit to common stock and additional paid in capital.

The Company has expanded Note 13 of the December 31, 2005 DynEco financial statements to include a paragraph previously in our March 31, 2006 interim financial statements, which describes this accounting.

February 8, 2006 Acquisition of Changes in L’Attitudes, Inc.

March 6, 2006 Acquisition of Island Resort Tours, Inc. and International Travel and Resorts, Inc.

54.

We note the disclosure indicating that the Company consummated the purchase of all of the issued and outstanding capital stock of CLA on February 8, 2006 and IRT and ITR on March 6, 2006. Please tell us how you determined the value assigned to the 340,000 shares and 700,000 shares issued in each of these transactions, and explain how your valuation of these shares complied with the guidance outlined in paragraphs 22 and 23 of SFAS No. 141 and EITF 99-12. Also, please ensure that the interim financial statements included in your next post-effective amendment to the Form SB-2 registration statement include all of the disclosures requires by paragraph 58 of SFAS No. 141 with respect to each of these acquisitions. As part of your revised disclosure, please indicate the number of additional shares that may be issued under certain conditions and the accounting treatment that will be used if additional shares are issued. Also, please tell us whether the convertible debentures issued in each of these transactions provided for a beneficial conversion feature at issuance and explain the basis for your conclusions.

The common stock issued with the acquisitions was valued using an average of the closing market price for a 10-day period surrounding the announcement of the acquisition. If the Company is required to issue additional shares it will value them based on a similar method on the original shares for a period surrounding the issue. If this contingency would occur it would be accounted for as an addition to the purchase price.

The first quarter of 2006 financial statements included in the prospectus included in the Company’s second post-effective amendment include all of the disclosures required by paragraph 58 of SFAS No. 141 with respect to the acquisitions of CLR, IRT and ITR. The Company has replaced the original subsequent event footnote of the DynEco Corporation December 31, 2005 statements with the acquisition footnote form the Dynamic Leisure Corp March 31, 2006 financial statements.

Form 8-K/A dated January 13, 2006

Exhibit 99.1

Dynamic Leisure Group, Inc.

Statement of Operations, Page 3

55.

Please revise your weighted average number of shares outstanding during the period for your basic and diluted calculation to equal the number of equivalent shares received by the acquiring company (Dynamic Leisure) in the recapitalization transaction with DynEco in fiscal 2006.

The Dynamic Leisure weighted average shares were done on an equivalent basis, taking into account the recapitalization that occurred in January 2006 and the 1:30 reverse split on March 3, 2006. As discussed in Footnote 7, paragraph 1,the Company had a small stock issue on May 16, 2005 of 833,333 shares to one founder and large issue of 5,133,334 in December 2005 to several other founders. In addition, 600,000 shares were granted for services in December 2005 as discussed in paragraph 3 of Footnote 7. Since a majority of the stock was not issued until December, the average was low.

Form 8-K/A dated February 8, 2006

Exhibit 99.1

Changes in L’Attitudes, Inc.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 7

56.

We note from your disclosure that you have concluded that nearly all of your revenue transactions should be recorded at gross, since you act as the merchant of record in the wholesale transaction, your are the primary obligor to the customer, you have sole authority over selling prices, and you are responsible for making payment to vendors. Based on the guidance in EITF 99-19, it appears that (1) being the merchant of record (2) pricing latitude and (3) credit risk (for collecting in advance service, amounts charged to credit cards) are weaker indicators of gross reporting. It appears based on your facts and circumstances that being the primary obligor and inventory risk are the strongest indicators of gross reporting in your situation. Based on your description of the nature of CLA’s business, it appears that the Company is not the primary obligor as described in EITF 99-19, as it appears that the services offered in your travel packages are provided by a third party supplier (i.e. lodging supplies and airlines). Also you do not provide disclosure as to whether you have inventory risk before a customer order is placed or upon return. In this regard, explain to us and disclose in your notes if you are required to buy a specific number of lodging occupancies or airline tickets and pay for these services regardless of whether you are able to resell them. Please advise or revise accordingly.

Changes in L’Attitudes is not required to buy a specific number of lodging occupancies. However, Changes in L’Attitudes has, for several years, purchased lodging inventory in advance with full inventory risk before customer orders are placed.

For example, in 2005, Changes in L’Attitudes undertook a complete buyout of a Jamaican resort hotel for the period February 26 through March 3. This buyout consisted of the purchase of 224 rooms, in eight categories, at an approximate cost of $750,000 to the Company. Changes in L’Attitudes was able ultimately to sell all but three (3) of the rooms at this hotel, a successful result but one with inventory risk.

In addition, this total “buyout” meant that no other entity – including the hotel itself – could offer this product for this period. Consequently, the hotel buyout effectively made Changes in L’Attitudes the primary obligor for the hotel rooms.

This hotel buyout was one of the transactions sampled by Pender Newkirk & Company, LLP during its independent auditor of Changes in L’Attitudes.

You have also asked whether the Company is “required” to buy a specific number of airline tickets. Although the Company is not technically required to purchase a specific number of airline tickets, the airlines’ recent cancellation of approximately eighty percent (80%) of its “bulk” airline ticket supplier contracts indicates that the airlines are impliedly requiring its “bulk” vendors to sell a desired quantity of “bulk” airfares to keep those contracts. In other words, those travel companies that do not meet target sales lose their favorable airline contracts, a practice which in effect creates a minimum seat sales requirement. The Company is one of the minority that has been allowed to retain its bulk supplier contracts with its airlines.

It should be noted that a consumer cannot purchase a bulk airfare directly from an airline. Bulk seats are blocked and available only to bulk vendors, not to individuals. To change a bulk booking, the customer must deal solely with the Company, which adds risk to the Company by virtue of its purchase of the bulk seat(s).

The “bulk” airfares, which allow the Company greater pricing flexibility and higher margins than “scheduled” airfares, are part of the Company’s “bundled” air/land/auto packages that are its most-desirable and profitable products. These packages allow the Company complete flexibility on the final price of the bundled travel products. As distinguished from a net reporting travel discounter, many of the Company’s transactions involve tours, for which the Company, and not the customer, has discretion to select the airline and hotel.

Additional indicators of gross reporting include physical loss inventory risk (loss of tickets during delivery) and credit risk for collecting customer credit card charges. For example, in 2005 the Company lost $5,756.00 on a single transaction due to credit card fraud.

Therefore, unlike other travel companies that have neither inventory risk nor act as primary obligor, Changes in L’Attitudes sells a broader range of products that include both inventory risk and, effectively, primary obligation.

Concentration of Credit Risk, page 7

57.

We note that you have risk associated with customers’ credit card payments. Based on the fact that 100% of your business originates through the Internet, as discussed in your 8-K dated February 8, 2006, we would expect a credit card receivable at your balance sheet dates. In this regard, please tell us where in your balance sheet any credit card receivables have been classified and the respective balances. We may have further comment upon receipt of your response.

The payments received from customers by credit cards are grouped with checks as cash on the balance sheet and are considered a deposit in transit. Our bank is also our credit card processor, so the delay in receiving funds is shorter than receiving checks.

Other

58.

Please ensure that currently dated consents from all independent accountants whose reports are included in a post-effective amendment to your Form SB-2 registration statement are included as exhibits to the post-effective amendment, as required by Item 601 of Regulation S-B.

The Company has included in the second post-effective amendment currently-dated consents from its independent accountants.

59.

Please ensure that the financial statements and related disclosures included in the post-effective amendment to your Form SB-2 registration statement are updated in accordance with the guidance outlined in Item 310(g) of Regulation S-B.

The Company has updated the financial statements and related disclosures in the second post-effective amendment in accordance with the guidance outlined in Item 310(g) of Regulation S-B.

The Company acknowledges that:

-  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Daniel G. Brandano

Daniel G. Brandano

President

cc:	Scott C. Kline, Esq.

Crone Rozynko LLP